New Media, Inc.

10750 Medlock Bridge Road   Duluth, GA 30097

Offering

Target Funding Reqest	Max. Funding Request	Deadline Date	# of Days to deadline
$ 100,000	$ 1,000,000	12/23/2016	51

Price Per Share of stocks	# of Shares To Be Sold	# of Shares Related to the Max. Funding Request	Total # of Shares Issued
$ 0.02	5,000,000	50,000,000	100,000,000

Voting Right	Will Dividends Be Paid	# of Employees	Equity Valuation of This Company
Yes	No	3	$ 2,000,000

Investors	Investment Committed	% of Target Request	
0	$0	0.00%	

Our Business

New Media, Inc (NMI) was incorporated in State of GA as a C corp in 9/2016. NMI is the sales agent in North America with the exclusive representative agreement with a producer of streaming media devices, KOOCAN Technology, in Hong Kong. KOOCAN products include a streaming media player and a mobile HD smart projector, which also can stream TV programs. The streaming player has over 100 channels covering programs in Chinese, Vietnamese and other languages. The streaming player is available now, while the smart projector will be on sales in 11/2016. The NMI short-term goal is: (1) to sell the streaming player to minority groups in the U.S. and Canada and (2) to add English channels and increase the user base. The NMI long-term goal is to leverage advantages of the smart projector, such as mobile and light weight, and sell the projector to both commercial and residential users. The NMI owner has a rich and success history of leading sales and marketing both in the U.S. and China.

Market

Market: The "cutting the cord" has become a trend as consumers have dropped cable services because of increasing and high costs of subscription. Millions of streaming media players have been sold to residential users. Media companies such as television broadcasters have been paying attention to the streaming market segment and providing services.

Competitors

Competitors

The competitors faced by NMI include: (1) on the market for minority groups, streaming devices such as SunTV and LeTV Box and (2) on the overall market, devices such as Apple TV, Google Chromecast, Amazon FireTV, Roku, etc. The advantages NMI has are: multiple advanced products (streaming player and projector), a large selection of TV channels and programs, and increasing number of users who are willing to accept streaming devices without paying monthly bills to cable companies.

Revenue, Cost, Profit, and Forecast

NMI expects to be profitable from Year 1. If the target fund is raised, the following are expected for years 1, 2, and 3, respectively: revenue: $200K, $250K, $325K; costs: $161K, $176K, $212K; and profit $39K, $74K, $113K. If the maximum fund is raised, the following are expected for years 1, 2, and 3, respectively: revenue: $2.0M, $2.5M, and $3.3M; costs: $1.6M, $1.6M, $1.9M; profit: $0.4M, $0.9M, $1.4M.

Use of Investment Funds

If the target fund is raised, NMI will run a small-scale operation with major costs of: salaries $45K, products $25K, and marketing $15K. If the maximum fund is raised, NMI will run a large-scale operation with major costs of: salaries $450K, products $250K, and marketing $150K.

Financial Conditions

NMI has a limited operating history as the company has began to distribute a newly produced streaming media device. The device producer has received the official permit to carry television programs. The funds raised through this crowdfunding campaign is very important for supporting the NMI's operation. As stated earlier, NMI will be able to conduct a large scale of operation with the funds raised. NMI anticipates to use funds immediately and to be profitable in year 1, which is the first financial milestone. NMI will rely on the revenue generated from sales of streaming device and the funds raised. Without the funds raised, the NMI's operation will be limited to a relatively small scale. Under that circumstance, NMI may keep a limited amount of inventories and a short sale cycle.

Funds Received from Crowdfunding or Other Exempt Offering in Past 3 Years

None

Other Debts

None

Stock Related Issues (e.g., impact of issuing additional shares, restriction of transferring stock or dividend distribution)

NMI has a total of 1 billion shares authorized and 100 million of shares issued. Among those issued shares, 80 million granted to the owner(s) and 2 million related to the target funding request to be sold to investors. If funds raised reach the maximum level, 20 million (or 20% of the issued shares) will be sold to investors. NMI will evaluate and determine whether to pay dividends when it is appropriate. The sale of additional authorized shares may dilute the value of shares purchased.

Class and Terms of Securities and Limitations on Voting Right

NMI only authorizes and issues one class of perpetual common stock with unlimited voting rights.

Other Issues Related to Equity

Other Issues Related to Equity

None

Related Party Transactions

None

Annual Report Filing

The Regulation Crowdfunding (Reg CF) requires a company to file annual report after receiving funds. Because NMI is a new company and is in the process of raising funds, it is not required to file annual report yet. NMI will file and/or terminate filing annual report as required by the Reg CF.

Predecessor Failed Report Filing

None

Material Information Disclosure

None

Disqualified Events

None

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risks associated with New Media, Inc.

Risks: Key risks that may result a total loss of investors' investment are: (1) slow acceptance by consumers, (2) competition from similar products that are already on sales, (3) slow signing up new television channels, and (4) delay in supply chain that may be caused by production or shipping.

Financial disclosure

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets		

Financial disclosure

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	0.0	0.0
Cash & Cash Equivalents	0.0	0.0
Accounts Receivable	0.0	0.0
Short-term Debt	0.0	0.0
Long-term Debt	0.0	0.0
Revenues / Sales	0.0	0.0
Costs of Goods Sold	0.0	0.0
Taxes Paid	0.0	0.0
Net Income	0.0	0.0

View the Company's Website to See More Info   Read Form C filed with the SEC for Other Disclosures

http://new-media-inc.com   Form C

Financial Statements   Artical (or Certificate) of Incorporation

(Download)   (Download)

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Notes:

(1) This company's financial statements can be viewed after a user logs in.

(2) Investors will be notified when the target funding request is reached.

(3) If the sum of the investment commitments does not equal or exceed the amount of target funding request at the deadline specified above, no securities will be sold and investment commitments will be cancelled and committed funds will be returned.

(4) Investors may cancel an investment commitment until 48 hours prior to the deadline specified in the business plan above, and if an investor does not cancel an investment commitment before the 48-hour period prior to the deadline, the funds will be released to the company upon closing of the funding request when the amount of investment commitments equals or exceeds the target funding request and the investor will receive securities in exchange for his or her investment.

(5) If an investor does not reconfirm his or her investment commitment within five business days of receiving a notice after a material change is made to the business plan above, the investor's investment commitment will be cancelled and the commitment funds will be returned.

(6) Read the Regulation Crowdfunding to learn the restrictions on selling (or reselling) the securities bought through this funding portal.

Regulation Crowdfunding   Education Materials   Investment Risks

The investments you made through this portal are subject to Risks such as illiquidity or complete loss of the investment. There is NO guarantee of a return on your investment. Neither the U.S. Securities and Exchange Commission nor any Federal or state securities commission, or regulatory authority has recommended or approved any investment or the accuracy, truthfulness, or completeness of any of the information or materials provided by or through this portal.

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Officers and Major Stock Holders in: New Media, Inc.

			Current Year		One Year Ago		Two Years Ago	
Name	Title	% of Stock Held[*]	Occupation	Employer	Occupation	Employer	Occupation	Employer
Shenghua Hong	President	100.00%	Business Owner	Real Technology Inc	Business Owner	Real Technology Inc	Entrepreneur	Prepared to launch Real Technology Inc

(*) Note that the percentage of stock held indicates the status of the issuer's current holding prior to selling stocks to investors.